Filed pursuant to Rule 497(a)
File No. 333-269139
Rule 482ad



Eagle Point Credit Company

QUARTERLY UPDATE – Q1 2025

May 28, 2025

Important Information



This presentation and the information and views included herein do not constitute investment advice, or a recommendation or an offer to enter into any transaction with Eagle Point Credit Company Inc. ("ECC" or the "Company") or any of its affiliates. This presentation is provided for informational purposes only, does not constitute an offer to sell securities of the Company or a solicitation of an offer to purchase any such securities, and is not a prospectus. From time to time, the Company may have a registration statement relating to one or more of its securities on file with the Securities and Exchange Commission ("SEC"). Any registration statement that has not yet been declared effective by the SEC, and any prospectus relating thereto, is not complete and may be changed. Any securities that are the subject of such a registration statement may not be sold until the registration statement filed with the SEC is effective.

This presentation is solely for the use of the intended recipient(s). The information and its contents are the property of Eagle Point Credit Management LLC (the "Adviser") and/or the Company. Any unauthorized dissemination, copying or use of this presentation is strictly prohibited and may be in violation of law.

Investors should read the Company's prospectus and SEC filings (which are publicly available on the EDGAR Database on the SEC website at http://www.sec.gov) carefully and consider their investment goals, time horizons and risk tolerance before investing in the Company. Investors should consider the Company's investment objectives, risks, charges and expenses carefully before investing in securities of the Company as described in the prospectus. There is no guarantee that any of the goals, targets or objectives described in this presentation will be achieved. An investment in the Company is not appropriate for all investors. The investment program of the Company is speculative, entails substantial risk and includes investment techniques not employed by traditional mutual funds. An investment in the Company is not intended to be a complete investment program. Shares of closed-end investment companies, such as the Company, frequently trade at a discount from their net asset value ("NAV"), which may increase investors' risk of loss. Past performance is not indicative of, or a guarantee of, future performance. The performance and certain other portfolio information quoted herein represents information as of dates noted herein. Nothing herein shall be relied upon as a representation as to the future performance or portfolio holdings of the Company. Investment return and principal value of an investment will fluctuate, and shares, when sold, may be worth more or less than their original cost. The Company's performance is subject to change since the end of the period noted in this report and may be lower or higher than the performance data shown herein.

Neither the Adviser nor the Company provides legal, accounting or tax advice. Any statement regarding such matters is explanatory and may not be relied upon as advice. Investors should consult with their legal, accounting and tax advisers regarding any potential investment. The information presented herein is as of the dates noted and is derived from financial and other information of the Company, and, in certain cases, from third party sources and reports (including reports of third party custodians, collateralized loan obligation (CLO) collateral managers and trustees) that have not been independently verified by the Company. As noted herein, certain of this information is estimated and unaudited, and therefore subject to change. The Company does not represent that such information is accurate or complete, and it should not be relied upon as such. This report does not purport to be complete and no obligation to update or revise any information herein is being assumed.

Information contained on our website is not incorporated by reference into this report and you should not consider information contained on our website to be part of this report or any other report we file with the SEC.

ABOUT EAGLE POINT CREDIT COMPANY

The Company is a non-diversified, closed-end management investment company. The Company's primary investment objective is to generate high current income, with a secondary objective to generate capital appreciation. The Company seeks to achieve its investment objectives by investing primarily in equity and junior debt tranches of CLOs. The Company is externally managed and advised by Eagle Point Credit Management LLC. The Company makes certain unaudited portfolio information available each month on its website in addition to making certain other unaudited financial information available on its website (www.eaglepointcreditcompany.com). This information includes (1) an estimated range of the Company's net investment income ("NII") and realized capital gains or losses per share of common stock for each calendar quarter end, generally made available within the first fifteen days after the applicable calendar month end, (2) an estimated range of the Company's NAV per share of common stock for the prior month end and certain additional portfolio-level information, generally made available within the first fifteen days after the applicable calendar month end, and (3) during the latter part of each month, an updated estimate of NAV, if applicable, and, with respect to each calendar quarter end, an updated estimate of the Company's NII and realized capital gains or losses per share for the applicable quarter.

FORWARD-LOOKING STATEMENTS

These materials may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Statements other than statements of historical facts included in this presentation may constitute forward-looking statements and are not guarantees of future performance or results and involve a number of risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of a number of factors, including those described in the prospectus and the Company's other filings with the SEC. The Company undertakes no duty to update any forward-looking statement made herein. All forward-looking statements speak only as of the date of this presentation.

Table of Contents



Introduction to Eagle Point Credit Company (ECC)

Introduction to ECC
Company and Adviser Overview



The Company: Eagle Point Credit Company Inc. (ECC)

IPO Date	▪ October 7, 2014
Primary Investment Objective	▪ To generate high current income by investing primarily in equity and junior debt tranches of collateralized loan obligations, or "CLOs"
Total Market Capitalization	▪ $1,460.9 million[1]
Distributions	▪ Monthly distribution of $0.14 per share of common stock beginning in January 2025 (distribution rate of 21.6%)[2] ▪ $22.33 cumulative common distributions per share since IPO[2]

The Adviser: Eagle Point Credit Management LLC

History	▪ Eagle Point Credit Management LLC ("Eagle Point" or the "Adviser") was formed in 2012 by Thomas Majewski and Stone Point Capital ▪ Eagle Point is headquartered in Greenwich, CT and has 105 professionals[3]
Assets Under Management	▪ Over $12 billion AUM across the Eagle Point platform on behalf of institutional, high net worth and retail investors[4]

See the slide titled "Company and Adviser Overview" in the Appendix: Endnotes section of this presentation for footnotes.



Introduction to ECC

ECC Highlights

CLO Equity is an Attractive Asset Class	▪ The S&P UBS Leveraged Loan Index has generated positive total returns in 30 of the past 33 full calendar years[1] ▪ Eagle Point believes CLO equity provides an attractive way to obtain exposure to senior secured loans
Specialized Investment Team	▪ Eagle Point is focused on CLO securities and related investments (as well as other income-oriented investments) ▪ Each member of the Senior Investment Team is a CLO industry specialist who has been directly involved in the CLO market for the majority of their career
Differentiated Investment Strategy and Process	▪ The Company pursues a differentiated *private equity style* investment approach focused on proactively sourcing investment opportunities in CLO equity, seeking to take significant stakes and to influence key terms and conditions
Alignment of Interests	▪ Adviser and Senior Investment Team have approximately $12.2 million invested in securities issued by the Company[2]

Past performance is not indicative of, or a guarantee of, future performance. See Important Information on page 2.
See the slide titled "ECC Highlights" in the Appendix: Endnotes section of this presentation for footnotes.



Introduction to ECC

Private Equity Approach to Fixed Income Investing

EAGLE POINT CREDIT COMPANY

Eagle Point employs a process that we believe is more akin to a private equity-style investment approach than the typical process used by many investors in fixed income securities

Investment Strategy and Process	▪ Proactive sourcing of investment opportunities ▪ Utilization of our methodical and rigorous investment analysis and due diligence process ▪ Involvement at the CLO formation and structuring stage enables us to influence the key terms and conditions of the investment for significant primary market investments ▪ Ongoing monitoring and diligence
Objective of the Process	▪ Outperformance relative to the CLO market – In the primary market, Eagle Point seeks to invest in CLO securities that have the potential to outperform other similar CLO securities issued within the respective vintage period

Note: Reflects the Adviser's current opinions and investment process only, which are subject to change without notice. There is no assurance that the Company will achieve its objectives or that the Adviser's investment process will achieve its desired results

Introduction to ECC
Senior Investment Team





THOMAS MAJEWSKI
Managing Partner –
Lead Portfolio Manager

30 Years of Experience

Direct experience in the credit markets dating back to the 1990s

- Spent his entire career in the credit and structured finance markets

- Formerly responsible for managing diverse credit portfolio for AMP Capital/AE Capital

- Led the creation of some of the earliest refinancing CLOs, pioneering techniques that are now commonplace in the market

- Unique background as both a CLO investor and investment banker including Former Head of CLO Banking at Merrill Lynch and RBS

- EY Entrepreneur of the Year Award (2017)



DANIEL KO
Portfolio Manager –
CLO Equity / Debt

19 Years of Experience

Direct experience in fixed income markets dating back to 2006

- Portfolio Manager for the CLO Strategy

- Specialized exclusively in structured finance throughout entire career

- Former Vice President at Bank of America Merrill Lynch in the CLO structuring group responsible for modeling deal cash flows, negotiating deal terms with both debt and equity investors, and coordinating the rating process



DANIEL SPINNER
Portfolio Manager –
Defensive Income

29 Years of Experience

Direct experience financing and advising asset managers and funds dating back to the 1990s

- Portfolio Manager for the Defensive Income Strategy

- Former Investment Analyst at the 1199SEIU Pension responsible for the private equity, real estate, and special opportunities credit portfolios

- Credit trained in 1996 at Chase Manhattan Bank

Introduction to ECC
Cumulative Common Stock Distributions



ECC currently pays a monthly regular distribution of $0.14 per share[1]

ECC Cumulative Distributions Per Share[2]

IPO Price: $20.00

2015	$2.35
2016	$4.75
2017	$8.00
2018	$10.40
2019	$12.80
2020	$14.12
2021	$15.76
2022	$18.13
2023	$19.99
2024	$21.91
YTD 2025	$22.33

■ Regular and Supplemental Distributions ■ Special Distributions Declared During Year — IPO Price

See the slide titled "Cumulative Common Stock Distributions" in the Appendix: Endnotes section of this presentation for footnotes.



Introduction to ECC

Securities Outstanding

Advisor and Senior Investment Team have approximately $12.2 million invested in ECC, ECCC, ECCX and ECC AA[1]

Common Stock

NYSE Ticker	ECC
Description	Common Stock
Market Cap[2]	$933.8mm
Price per Share[2]	$7.77
Distribution[3]	$0.14
Current Distribution Rate[3]	21.6%
Payment Frequency	Monthly
Maturity Date	N/A
Callable Date	N/A
Market Value Held by Adviser and Senior Investment Team[1]	$12.0mm

Preferred Stock and Unsecured Notes

NYSE Ticker / Series Name	ECCC	ECC AA/AB	ECC PRD	ECCF	ECCU	ECCV	ECCW	ECCX
Description	Series C Term Preferred Stock Due 2031 ($25 Liquidation Preference)	ECC AA/AB Convertible Perpetual Preferred Stock	Series D Perpetual Preferred Stock ($25 Liquidation Preference)	Series F Term Preferred Stock Due 2029 ($25 Liquidation Preference)	Unsecured Notes Due 2030 ($25 Par Denomination)	Unsecured Notes Due 2029 ($25 Par Denomination)	Unsecured Notes Due 2031 ($25 Par Denomination)	Unsecured Notes Due 2028 ($25 Par Denomination)
Principal	$54.3mm	$67.3mm	$105.5mm	$62.2mm	$115.0mm	$93.3mm	$44.9mm	$32.4mm
Price per Share[2]	$22.54	$25.00	$18.96	$24.75	$24.31	$22.65	$22.89	$24.55
Coupon	6.50%	7.00%	6.75%	8.00%	7.75%	5.375%	6.75%	6.6875%
Yield to Maturity[2]	8.6%	7.0%	8.9%	8.3%	8.6%	8.5%	8.7%	7.6%
Payment Frequency	Monthly	Monthly	Monthly	Monthly	Quarterly	Quarterly	Quarterly	Quarterly
Maturity Date	6/30/2031	Perpetual	Perpetual	1/31/2029	6/30/2030	1/31/2029	3/31/2031	4/30/2028
Callable Date	Callable	2-years from Issuance	11/29/2026	1/18/2026	6/30/2027	Callable	Callable	Callable
Market Value Held by Adviser and Senior Investment Team[1]	$67.6K	$27.2K	N/A	N/A	N/A	N/A	N/A	$106.1K

Past performance is not indicative of, or a guarantee of, future performance. See Important Information on page 2.
See the slide titled "Securities Outstanding" in the Appendix: Endnotes section of this presentation for footnotes.

Introduction to ECC

Track Record: Common Stock Total Return and Price to Book Ratio

EAGLE POINT CREDIT COMPANY

For the period of October 7, 2014 – April 30, 2025:

- ECC generated a total return[1] of 108.64% versus 119.55% for the S&P BDC Index[2] (annualized net total return of 7.21% for ECC versus 7.72% for the S&P BDC Index)
- ECC traded at an average premium to book value of 10.7% while the BDCs comprising the S&P BDC Index[2] traded at an average discount of -5.0%

Value of $10,000 Invested



$24,000
$21,000
$18,000
$15,000
$12,000
$9,000
$6,000
$3,000
$0
ECC
SPBDC
$21,955
$20,864
2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024

Price to Book Ratio[3]



160%
140%
120%
100%
80%
60%
40%
SPBDC P/B
Average SPBDC P/B
ECC P/B
Average ECC P/B
110.67%
94.96%
107.47%
94.94%
2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024

Past performance is not indicative of, or a guarantee of, future performance. See Important Information on page 2.
Source: Bloomberg.
See the slide titled "Track Record: Common Stock Total Return and Price to Book Ratio" in the Appendix: Endnotes section of this presentation for footnotes.

Introduction to ECC
ECC By The Numbers



21.6%

Current Distribution Rate[1]

199

Number of Resets, Refis,
Re-Pricings and Calls[2]

$0.14

Monthly Distribution[1]

21

Average Years of CLO Experience
of Senior Investment Team

95.7%

Exposure to Floating Rate
Senior Secured Loans

1,931

Number of Underlying
Loan Obligors

215

Number of
CLO Equity Securities

45

Number of
CLO Collateral Managers

3.5

Weighted Average Reinvestment
Period

As of March 31, 2025.
Past performance is not indicative of, or a guarantee of, future performance. See Important Information on page 2.
See the slide titled "ECC By The Numbers" in the Appendix: Endnotes section of this presentation for footnotes.



CLO Equity Overview





CLO Equity Overview

Why Invest in CLO Equity?

Eagle Point believes that CLO equity provides an attractive way to obtain exposure to loans

Distribution of CLO Equity IRRs U.S. CLOs (2002 – 2011 Vintages)[1]

- CLO equity has historically generated strong absolute returns with a low loss rate

4 %
96%
IRRs over 15%
Positive IRRs up to 15%
CLOs with positive equity returns
CLOs with negative equity returns

CLO Equity Attributes

- Potential for strong absolute and risk-adjusted returns
- Expected shorter duration high-yielding credit investment with potential for high quarterly cash distributions
- Expected protection against rising interest rates[2]
- Expected low-to-moderate correlation over the long-term with fixed income and equity

Past performance is not indicative of, or a guarantee of, future performance. See Important Information on page 2.
Source: Compiled by Eagle Point based on data from Intex, Bloomberg and Moody's Investors Service. As of November 2, 2017.
See the slide titled "Why Invest in CLO Equity?" in the Appendix: Endnotes section of this presentation for footnotes.

CLO Equity Overview

CLOs are Securitizations of a Portfolio of Senior Secured Loans

The Company invests primarily in the equity and subordinated debt tranches



Assets
Liabilities + Equity
Primarily Floating Rate Loan Collateral
Portfolio of primarily senior secured loans Rated B on average
Typically 5-7 year maturity
Senior Debt
Typically AAA rated
Subordinated Debt
Various tranches typically rated from AA to B
Equity Tranche
Not rated
Primarily Floating Rate CLO Debt

Key CLO Structural Features

1. Actively managed portfolio
2. Match funded (i.e., limited refinancing risk)[1]
3. No mark to market triggers (i.e., no margin calls or forced sales)
4. Equity optionality over debt for majority holder due to protective rights

The CLO structure highlighted on this page is a hypothetical structure, and the structure of CLOs in which the Company invests may vary from this example.
See the slide titled "CLOs are Securitizations of a Portfolio of Senior Secured Loans" in the Appendix: Endnotes section of this presentation for footnotes.

















CLO Equity Overview

Senior Secured Loans are the Raw Materials of CLOs

Senior Secured Loans Represent "Pure" Credit Exposure

Senior	Senior position in a company's capital structure
Secured	First lien security interest in a company's assets
Floating Rate	Mitigates interest rate risk associated with fixed rate bonds[1]
Low LTV	Senior secured loans often have a loan-to-value ratio of approximately 40-60%[2]
Consistent Returns	Since 1992, the S&P UBS Leveraged Loan Index experienced only three years of negative total returns

Illustrative Underlying Loan Obligors In CLOs[3]

Representative Company Capital Structure

Assets

- Cash
- Receivables
- Inventory
- Property
- Plant
- Equipment
- Brands/Logos
- Intangibles
- Subsidiaries

Liabilities and Equity	% of Capital Structure
Senior Secured Loans First priority pledge of assets	40-60%
Subordinated Bonds Generally unsecured	10-20%
Equity	30-50%

Reflects general market terms as of the date hereof; actual terms of any loan will vary

Average Recovery Rates (1973–2023)[4]

80%
60%
40%
20%
0%
Senior Secured Loans and Revolvers
Senior Secured Bonds
Senior Unsecured Bonds
Senior Subordinated Bonds

Past performance is not indicative of, or a guarantee of, future performance. See Important Information on page 2.
See the slide titled "Senior Secured Loans are the Raw Materials of CLOs" in the Appendix: Endnotes section of this presentation for footnotes.



CLO Equity Overview

The CLO Market is Large and Important to the Loan Market

The CLO market is the largest source of capital for the US senior secured loan market[1]

US Leveraged Loans Outstanding[1]

4% CAGR[3]
Leveraged Loans Outstanding ($B)
$1,700
$1,500
$1,300
$1,100
$900
$700
$500
$300
$100
$1,150
$1,198
$1,204
$1,351
$1,416
$1,399
$1,418
$1,469
2018
2019
2020
2021
2022
2023
2024
Q1 2025

US CLOs Outstanding[2]

CLOs Oustanding ($B)
CLO Count (#)
11% CAGR[3]
CLOs Outstanding ($B)
$1,200
$1,100
$1,000
$900
$800
$700
$600
$500
$400
$300
$200
$100
$0
$586
$673
$731
$883
$968
$1,030
$1,088
$1,095
2,600
2,400
2,200
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
CLOs Count (#)
2018
2019
2020
2021
2022
2023
2024
Q1 2025

US Leveraged Loans Fund Flows ($Billions)[4]

Fund Flows ($B)
$25
$20
$15
$10
$5
$0
($5)
($10)
($15)
($20)
($25)
($4.2)
($0.6)
$14.1
$13.6
$8.0
$10.8
$19.6
($4.5)
($15.2)
($12.7)
($11.0)
($8.1)
$0.9
$0.5
$4.2
$7.9
($2.6)
$11.9
$9.9
Q3 2020
Q4 2020
Q1 2021
Q2 2021
Q3 2021
Q4 2021
Q1 2022
Q2 2022
Q3 2022
Q4 2022
Q1 2023
Q2 2023
Q3 2023
Q4 2023
Q1 2024
Q2 2024
Q3 2024
Q4 2024
Q1 2025

Reflects Eagle Point's current views based on historical information and Eagle Point's knowledge and discussion with market participants. Eagle Point's opinions are subject to change without notice.
See the slide titled "The CLO Market is Large and Important to the Loan Market" in the Appendix: Endnotes section of this presentation for footnotes.



From 1992 through 2024, the S&P UBS Leveraged Loan Index generated positive total returns in 30 of the 33 full calendar years

S&P UBS Leveraged Loan Index Annual Total Return[1]



Annualized Return: 5.6%

Year	Return
1992	6.8%
1993	11.2%
1994	10.3%
1995	8.9%
1996	7.5%
1997	8.3%
1998	5.3%
1999	4.7%
2000	4.9%
2001	2.7%
2002	1.1%
2003	11.0%
2004	5.6%
2005	5.7%
2006	7.3%
2007	1.9%
2008	-28.8%
2009	44.9%
2010	10.0%
2011	1.8%
2012	9.4%
2013	6.2%
2014	2.1%
2015	-0.4%
2016	9.9%
2017	4.2%
2018	1.1%
2019	8.2%
2020	2.8%
2021	5.4%
2022	-1.1%
2023	13.0%
2024	9.1%
2025 YTD	0.6%



Historical Leveraged Loan Spreads[1]



Legend: Spread (bars), Long Term Average, Ten Year Average

Ten Year Average: 370 bps

Long Term Average: 315 bps

Data values by year:
- 1992: 247
- 1993: 244
- 1994: 233
- 1995: 229
- 1996: 254
- 1997: 240
- 1998: 238
- 1999: 264
- 2000: 284
- 2001: 287
- 2002: 303
- 2003: 317
- 2004: 286
- 2005: 256
- 2006: 255
- 2007: 258
- 2008: 270
- 2009: 307
- 2010: 352
- 2011: 376
- 2012: 409
- 2013: 386
- 2014: 386
- 2015: 387
- 2016: 391
- 2017: 357
- 2018: 348
- 2019: 359
- 2020: 358
- 2021: 361
- 2022: 369
- 2023: 398
- 2024: 376
- 2025 YTD: 362

Y-axis: 150 bps, 200 bps, 250 bps, 300 bps, 350 bps, 400 bps, 450 bps

CLO Equity Overview
Loan Market Repayment Rate



Loan repayments provide capital for reinvestment within CLOs

Annual Repayment Rate

Legend: ▇ Annual Repayment Rate — Average

Year	Rate
2003	48.9%
2004	56.4%
2005	48.2%
2006	44.7%
2007	37.3%
2008	8.8%
2009	14.8%
2010	26.9%
2011	40.1%
2012	38.7%
2013	46.9%
2014	27.6%
2015	21.1%
2016	29.6%
2017	38.1%
2018	24.1%
2019	21.7%
2020	18.3%
2021	30.0%
2022	13.6%
2023	17.6%
2024	27.9%
2025 YTD	26.3%

23.6% Cumulative Repayments (2008–2010 bracket)

Average: 30.8%

Source: Pitchbook LCD. Data as of March 31, 2025.



ECC
Supplemental
Information

ECC Supplemental Information[1]
Quarterly Snapshot Trend



(Figures below are in millions, except for per share amounts and shares outstanding)	Q1 2025 (Unaudited)	Q4 2024 (Unaudited)	Q3 2024 (Unaudited)	Q2 2024 (Unaudited)	Q1 2024 (Unaudited)
Distributions Received From CLO Equity[2,3]	$72.19	$72.95	$55.17	$62.53	$45.24
Distributions Received From Other Investments[3]	12.81	10.03	13.22	9.92	10.93
Total Portfolio Cash Distributions Received[3]	$85.00	$82.98	$68.39	$72.45	$56.17
Investment Income From CLO Equity	$39.70	$37.27	$33.69	$31.13	$30.84
Investment Income From CLO Debt	2.45	3.97	5.22	5.80	4.89
Investment Income From Loan Accumulation Facilities	2.00	1.25	2.62	1.37	1.26
Investment Income From Regulatory Capital Relief Securities	1.64	1.59	1.51	1.52	1.54
Investment Income from Other Assets	6.56	5.46	4.09	2.46	2.27
Total Gross Income	$52.35	$49.54	$47.13	$42.28	$40.80
Cash Flow Treated as Return of Capital	$37.71	$36.39	$25.72	$28.46	$15.53
Operational and Administrative Expense[4]	$1.01	$2.10	$1.20	$1.17	$1.39
Portfolio Cash Distributions Received:					
Recurring CLO Equity Distributions[3]	$67.08	$72.02	$54.94	$61.47	$45.24
Called CLO Equity Distributions[3]	5.11	0.93	0.23	1.06	0.00
Distributions Received From CLO Equity[2,3]	$72.19	$72.95	$55.17	$62.53	$45.24
Distributions Received From CLO Debt[3]	3.40	5.03	5.43	5.35	4.78
Distributions Received From Loan Accumulation Facilities[3]	1.29	0.12	3.74	0.75	2.55
Distributions Received From Regulatory Capital Relief Securities[3]	1.59	1.90	1.52	1.54	1.61
Distributions Received From Non CLO Assets[3]	6.53	2.98	2.53	2.28	1.99
Total Portfolio Cash Distributions Received[3]	$85.00	$82.98	$68.39	$72.45	$56.17
Portfolio Cash Distributions Received per Common Share[2,3,5]	$0.73	$0.75	$0.66	$0.80	$0.70
U.S. GAAP NII and Realized Gain/(Loss) per Common Share[5]	$0.33	$0.12	$0.23	$0.16	$0.29
Weighted Avg of Common Shares for the period	116,442,311	110,213,981	102,954,201	91,075,195	80,809,544
Common Shares Outstanding at end of period	120,183,480	111,835,004	105,932,755	97,780,562	85,301,892

See the slide titled "Quarterly Snapshot Trend" in the Appendix: Endnotes section of this presentation for footnotes.

ECC Supplemental Information[1]
Income Statement and Balance Sheet Highlights



	Q1 2025 (Unaudited)	Q4 2024 (Unaudited)	Q3 2024 (Unaudited)	Q2 2024 (Unaudited)	Q1 2024 (Unaudited)
U.S. GAAP Net Investment Income ("NII") before Non-Recurring Expenses[2]	$0.28	$0.27	$0.29	$0.28	$0.30
U.S. GAAP Realized Gain/(Loss) before Non-Recurring Losses[2]	0.05	(0.12)	(0.06)	(0.12)	0.01
Total U.S.GAAP NII and Realized Gain/(Loss) before Non-Recurring Losses and Expenses[2]	$0.33	$0.15	$0.23	$0.16	$0.31
Non-Recurring Losses and Expenses[2,3]	$0.00	($0.03)	$0.00	$0.00	($0.02)
Total U.S.GAAP NII and Realized Gain/(Loss)[2]	$0.33	$0.12	$0.23	$0.16	$0.29
Temporary Equity Distributions Paid and Amortization [2,7]	(0.03)	(0.01)	($0.03)	$0.00	$0.00
Total Portfolio Cash Distributions Received[2,4]	$0.73	$0.75	$0.66	$0.80	$0.70
Less Cash Received on CLOs called[2]	0.04	0.01	0.00	0.01	0.00
Recurring Portfolio Cash Distributions Received[2,5]	$0.69	$0.74	$0.66	$0.79	$0.70
Common Share Distributions Paid[8]	($0.42)	($0.48)	($0.48)	($0.48)	($0.48)
Total Company Expenses and Distributions on Temporary Equity[2,6]	(0.19)	(0.23)	(0.18)	(0.18)	(0.22)
Total Common Share Distributions, Expenses and Distributions on Temporary Equity	($0.61)	($0.71)	($0.66)	($0.66)	($0.70)
Common Share Market Price (period end)	$8.10	$8.88	$9.86	$10.05	$10.11
Net Asset Value (period end)	$7.23	$8.38	$8.44	$8.75	$9.16
$ Premium / (Discount)	$0.87	$0.50	$1.42	$1.30	$0.95
% Premium / (Discount)	12.0%	6.0%	16.8%	14.9%	10.4%
(Figures below are in millions, except shares outstanding)					
Assets					
CLO Equity	$1,078.51	$1,112.87	$929.83	$788.87	$725.54
CLO Debt	57.68	106.24	135.18	171.65	172.50
Loan Accumulation Facilities	18.19	30.96	12.32	14.29	19.64
Regulatory Capital Relief Securities	48.87	44.30	36.51	37.15	38.20
Other Non CLO Assets	143.56	108.68	100.54	56.60	36.98
Cash and Restricted Cash	29.66	42.22	23.82	85.93	63.86
Receivables and Other Assets	78.17	60.17	44.33	56.63	38.57
Liabilities					
Notes	(273.84)	(271.96)	(162.49)	(159.88)	(158.73)
Term Preferred Stock	(112.46)	(111.75)	(109.50)	(100.99)	(98.96)
Payables and Other Liabilities	(50.90)	(59.89)	(30.01)	(47.88)	(22.45)
Temporary Equity					
Preferred Stock	(148.43)	(124.97)	(86.98)	(47.24)	(33.68)
Net Assets of Common Shares	$869.01	$936.87	$893.55	$855.13	$781.47
Weighted Avg of Common Shares for the period	116,442,311	110,213,981	102,954,201	91,075,195	80,809,544
Common Shares Outstanding at end of period	120,183,480	111,835,004	105,932,755	97,780,562	85,301,892

See the slide titled "Income Statement and Balance Sheet Highlights" in the Appendix: Endnotes section of this presentation for footnotes.

ECC Supplemental Information[1]
Distribution and Expense Coverage





ECC Portfolio Recurring Cash Flows[2]

■ Cash Received in Excess of Common Share Distributions and Total Company Expenses

■ Total Company Expenses and Distributions on Temporary Equity[4]

■ Common Share Regular and Supplemental Distributions Paid[5]

See the slide titled "Distribution and Expense Coverage" in the Appendix: Endnotes section of this presentation for footnotes.

24

ECC Supplemental Information[1]
Portfolio Details – Q1 2025



CLO Equity Holdings (as of March 31, 2025)	Vintage	Refi/Reset/Call	Years Remaining in Non-Call Period	Years Remaining in Reinvestment Period	Income Accrued During Q1 2025	Cash Received During Q1 2025	Income Accrued During Q4 2024	Return of Capital in Q1 2025	Q1 Cash Received as % of Prior Qtr Accrual	CCC+ or Lower	Junior OC Cushion	Senior AAA Spread	Weighted Average Portfolio Spread	Weighted Average Rating Factor	Diversity Score
Alcentra Shackleton 2019-XIV	2019		0.0	1.3	$152	$298	$164	$137	181%	7.38%	4.71%	1.13%	3.30%	2,808	87
AMMC 28[2]	2024		1.3	4.3	$374	$0	$0	$0	NM	1.15%	5.76%	1.55%	3.48%	2,676	92
AMMC CLO 30	2024		0.8	3.8	$97	$134	$19	$101	NM	2.96%	5.48%	1.69%	3.56%	2,747	90
Anchorage Credit Funding 12	2020	RF Q4-24	0.1	0.6	$197	$223	$193	$121	116%	21.65%	2.63%	0.35%	4.10%	2,704	72
Anchorage Credit Funding 13	2021		0.0	1.3	$29	$50	$31	$18	163%	20.75%	3.45%	0.00%	4.28%	2,704	74
Apollo RR 23	2022		0.3	3.3	$92	$150	$120	$33	124%	3.98%	3.69%	1.77%	3.13%	2,815	73
Apollo RR 25	2023		0.9	4.0	$294	$623	$356	$273	175%	3.38%	4.36%	1.55%	3.13%	2,832	71
Ares XXXIV	2015	RF Q1-24	0.0	0.0	$205	$590	$244	$363	242%	5.79%	2.19%	1.32%	3.27%	2,919	82
Ares XXXIX	2016		1.2	4.3	$163	$213	$114	$64	188%	4.96%	4.88%	1.42%	3.29%	2,813	80
Ares XLI	2016	RF Q3-19 / RS Q1-21	0.0	1.0	$376	$669	$442	$235	152%	7.10%	4.27%	1.33%	3.30%	2,850	83
Ares XLIII	2017	RS Q2-21 / RS Q4-24	1.8	4.8	$532	$957	$499	$417	192%	4.45%	6.09%	1.36%	3.29%	2,808	82
Ares XLIV	2017		0.0	1.0	$161	$331	$171	$163	193%	6.71%	3.11%	1.35%	3.32%	2,838	83
Ares XLVII	2018		0.0	0.0	$32	$176	$42	$135	424%	14.76%	2.02%	1.27%	3.35%	3,283	54
Ares LI	2019	RS Q3-21 / RS Q4-24	1.5	4.6	$392	$0	$322	$0	0%	5.43%	6.13%	1.37%	3.29%	2,840	82
Ares LXI	2021	RS Q1-24	1.1	4.1	$97	$143	$109	$34	130%	7.19%	3.26%	1.54%	3.35%	2,872	82
Ares LVIII	2020	RS Q1-22 / RS Q1-25	2.0	5.0	$123	$239	$144	$97	166%	5.83%	3.73%	1.25%	3.33%	2,834	83
Ares LXIII	2022		0.0	2.1	$148	$265	$161	$106	165%	7.10%	3.79%	1.33%	3.33%	2,839	82
Ares LXIV	2022	RS Q3-24	1.4	4.6	$514	$924	$570	$364	162%	4.12%	5.01%	1.36%	3.32%	2,760	82
Ares LXVI	2022		0.4	3.4	$250	$359	$283	$81	127%	5.94%	3.63%	1.70%	3.36%	2,849	81
Ares LXIX	2024		1.0	4.0	$457	$629	$522	$120	120%	6.20%	4.13%	1.51%	3.47%	2,904	79
Ares LXXII	2024		1.3	4.3	$1,099	$1,035	$1,172	$48	88%	4.84%	4.71%	1.39%	3.40%	2,818	78
Ares Loan Funding IV	2023		0.5	3.5	$54	$74	$63	$13	118%	6.09%	4.74%	1.76%	3.43%	2,881	79
Ares Loan Funding V[2]	2024		1.2	4.3	$24	$0	$0	$0	NM	4.45%	5.07%	1.51%	3.47%	2,852	79
Aurium CLO XIII[2]	2025		1.5	4.5	$6	$0	$0	$0	NM	0.89%	5.00%	1.23%	3.99%	N/A	N/A
Avoca CLO XXXI[2]	2024		0.9	4.0	$43	$0	$0	$0	NM	2.23%	5.20%	1.26%	3.76%	2,965	64
Bain 2021-1	2021	RF Q1-25	0.4	1.0	$111	$262	$95	$178	276%	4.62%	2.17%	0.94%	3.29%	2,731	100
Bain 2021-7	2021	RF Q1-25	0.9	1.8	$154	$275	$142	$142	194%	4.29%	1.94%	0.99%	3.28%	2,765	98
Bardin Hill 2021-2	2021		0.0	1.6	$223	$218	$243	$3	90%	7.74%	5.56%	1.51%	3.64%	2,743	82
Barings 2018-1	2018		0.0	0.0	$0	$427	$0	$427	NM	7.52%	2.11%	1.21%	3.24%	3,026	67
Barings 2019-I	2019	RS Q2-21	0.0	1.0	$171	$497	$200	$312	248%	5.03%	3.67%	1.39%	3.15%	2,651	100
Blackstone Meacham Park[2]	2024		1.5	4.6	$84	$0	$0	$0	NM	1.14%	4.66%	1.37%	3.30%	2,701	78
Barings 2019-II	2019	RS Q2-21 / RS Q4-24	1.7	4.7	$256	$907	$199	$766	455%	4.87%	5.55%	1.35%	3.15%	2,623	102
Barings 2020-I	2020	RS Q3-21 / RS Q4-24	1.8	4.8	$212	$355	$182	$175	195%	3.94%	5.46%	1.27%	3.26%	2,622	95
Barings 2021-I	2021		0.0	1.1	$434	$744	$466	$316	160%	7.57%	4.27%	1.28%	3.30%	2,734	89
Barings 2021-II	2021		0.0	1.3	$172	$443	$192	$258	230%	5.60%	3.88%	1.28%	3.23%	2,731	94
Barings 2021-III	2021		0.0	1.8	$11	$60	$20	$43	309%	5.72%	3.01%	1.41%	3.23%	2,713	94
Barings 2022-I	2022		0.0	2.1	$153	$367	$158	$224	233%	5.71%	3.14%	1.25%	3.30%	2,761	91
Barings 2022-II	2022	RS Q3-24	1.3	4.3	$284	$398	$308	$53	129%	3.93%	4.75%	1.38%	3.20%	2,725	92
Barings 2024-II	2024		1.3	4.3	$269	$1,098	$306	$476	359%	1.35%	5.52%	1.44%	3.32%	2,668	89
Benefit Street Partners CLO XII	2024		1.4	4.5	$377	$1,093	$86	$941	1264%	4.57%	5.11%	1.37%	3.29%	2,762	81
Blackrock European CLO XV DAC[2]	2025		1.8	4.8	$84	$0	$0	$0	NM	1.31%	4.07%	1.29%	3.85%	2,811	61
Blackstone Basswood Park	2021		0.0	1.1	$639	$1,364	$804	$558	170%	6.51%	4.05%	1.26%	3.32%	2,904	84
Blackstone Bear Mountain Park	2022	RS Q2-24	1.3	4.3	$717	$1,179	$773	$330	153%	4.68%	5.27%	1.41%	3.32%	2,830	82
Blackstone Belmont Park	2024		1.0	4.0	$363	$618	$418	$209	148%	3.07%	5.49%	1.51%	3.30%	2,702	79
Blackstone Bethpage Park	2021		0.0	1.5	$230	$506	$306	$201	166%	6.79%	3.91%	1.39%	3.33%	2,933	83
Blackstone Clonkeen Park[2]	2024		1.0	4.0	$929	$0	$1,045	$0	0%	1.72%	5.21%	1.30%	3.75%	N/A	60
Blackstone Clover 2019-1	2019	RF Q1-25	0.7	2.0	$177	$251	$144	$92	174%	3.84%	4.66%	1.00%	3.30%	2,847	85
Blackstone Danby Park	2022		1.6	4.6	$159	$5	$117	$0	4%	5.26%	4.76%	1.36%	3.31%	2,825	81
Blackstone Dewolf Park	2017	RF Q4-21	0.0	0.0	$6	$173	$30	$137	573%	7.49%	4.12%	1.18%	3.38%	3,132	55
Blackstone Kings Park	2021		0.0	1.8	$149	$238	$173	$64	137%	7.84%	3.29%	1.39%	3.36%	2,943	80
Blackstone Lake George Park[2]	2025		2.0	5.0	$0	$0	$0	$0	NM	N/A	N/A	N/A	N/A	N/A	N/A
Blackstone Lodi Park	2024		1.3	4.3	$220	$680	$102	$524	667%	1.78%	4.47%	1.42%	3.24%	2,653	79
Blackstone Thompson Park	2021	RF Q1-25	0.7	1.0	$904	$1,847	$991	$842	186%	6.34%	5.77%	0.95%	3.29%	2,866	83
Blackstone Unity-Peace Park	2022		0.0	2.1	$813	$1,676	$953	$730	176%	5.83%	3.87%	1.43%	3.30%	2,844	82
Blackstone Wehle Park	2022		0.0	2.1	$121	$188	$134	$55	141%	6.06%	4.73%	1.32%	3.31%	2,867	83
Blackstone Wellman Park	2021	RS Q3-24	1.3	4.3	$553	$883	$352	$489	251%	5.84%	5.00%	1.35%	3.28%	2,833	83
Blackstone Whetstone Park	2021		0.0	1.8	$251	$524	$310	$215	169%	7.47%	3.27%	1.39%	3.30%	2,936	82
BBAM European CLO II	2021		0.0	1.3	$62	$96	$66	$32	147%	4.23%	4.98%	1.02%	3.80%	2,996	66
BlueMountain 2013-2	2013	RS Q4-17	0.0	0.0	$0	$0	$0	$0	NM	17.98%	-1.40%	1.56%	3.52%	3,594	N/A
BlueMountain 2018-1	2018		0.0	0.0	$8	$98	$17	$80	560%	12.07%	-0.19%	1.40%	3.44%	3,140	79
BlueMountain XXIV	2019	RS Q1-21	0.0	1.1	$181	$267	$205	$62	130%	6.95%	4.69%	1.36%	3.30%	2,786	87

See the slide titled "Portfolio Details – Q1 2025" in the Appendix: Endnotes section of this presentation for footnotes.

25



ECC Supplemental Information[1]

Portfolio Details – Q1 2025 (Cont.)

EAGLE POINT CREDIT COMPANY

CLO Equity Holdings (as of March 31, 2025)	Vintage	Refi/Reset/Call	Years Remaining in Non-Call Period	Years Remaining in Reinvestment Period	Income Accrued During Q1 2025	Cash Received During Q1 2025	Income Accrued During Q4 2024	Return of Capital in Q1 2025	Q1 Cash Received as % of Prior Qtr Accrual	CCC+ or Lower	Junior OC Cushion	Senior AAA Spread	Weighted Average Portfolio Spread	Weighted Average Rating Factor	Diversity Score
BlueMountain XXV	2019	RS Q2-21 / RS Q4-24	1.8	4.8	$163	$0	$180	$0	0%	7.06%	5.50%	1.36%	3.29%	2,680	91
Brigade Battalion IX	2015	RS Q2-18	0.0	0.0	$0	$535	$0	$535	NM	14.41%	1.56%	1.36%	3.74%	3,169	58
Brigade Battalion XVIII	2020	RS Q4-21	0.0	1.5	$217	$361	$259	$104	139%	7.53%	2.92%	1.46%	3.72%	2,821	85
Brigade Battalion XIX	2021		0.0	1.0	$159	$343	$193	$151	178%	7.24%	2.75%	1.33%	3.71%	2,899	85
Brigade Battalion XXIII	2022	RS Q3-24	1.5	4.5	$268	$429	$296	$141	145%	2.92%	5.26%	1.43%	3.58%	2,619	84
Carlyle CBAM 2019-9	2019		1.0	4.0	$225	$236	$156	$38	151%	3.14%	5.63%	1.63%	3.21%	2,693	91
Carlyle GMS 2014-5	2014	RF Q1-17 / RS Q3-18	0.0	0.0	-$6	$128	$8	$121	1509%	11.36%	2.41%	1.43%	3.23%	3,001	N/A
Carlyle GMS 2017-4	2017		0.0	0.0	$0	$115	$0	$115	NM	15.08%	2.69%	1.44%	3.37%	3,470	60
Carlyle GMS 2018-4	2018	RS Q3-24	1.4	4.6	$209	$477	$236	$87	202%	4.86%	5.27%	1.37%	3.26%	2,726	96
Carlyle GMS 2019-4	2020	RS Q1-22	0.0	2.0	$136	$269	$168	$99	160%	5.75%	4.38%	1.33%	3.22%	2,707	98
Carlyle GMS 2021-1	2021	RS Q4-24	1.6	4.8	$275	$46	$298	$2	15%	4.35%	5.52%	1.38%	3.25%	2,676	97
Carlyle GMS 2021-4	2021		0.0	1.1	$170	$398	$212	$197	188%	4.39%	4.47%	1.39%	3.18%	2,644	96
Carlyle GMS 2021-7	2021	RS Q1-25	2.0	5.0	$162	$387	$195	$110	198%	5.18%	4.90%	1.20%	3.21%	2,691	96
Carlyle GMS 2022-1	2022		0.0	2.0	$101	$263	$140	$130	188%	5.68%	3.99%	1.32%	3.17%	2,570	96
Carlyle GMS 2023-3	2023		0.5	3.5	$97	$133	$141	$7	94%	4.62%	4.82%	1.77%	3.23%	2,723	92
Carlyle GMS 2024-1	2024		1.0	4.0	$215	$459	$269	$201	171%	3.14%	5.34%	1.53%	3.21%	2,708	93
Centerbridge Park Blue 2022-II	2023		1.3	4.3	$900	$1,519	$209	$1,098	725%	4.40%	5.47%	1.43%	3.46%	2,682	79
CIFC 2013-II	2013		0.0	0.0	$62	$257	$6	$253	4437%	6.66%	1.88%	1.26%	3.04%	2,724	68
CIFC European Funding VI[2]	2024		0.9	4.0	$192	$0	$211	$0	0%	1.54%	5.36%	1.30%	3.86%	2,932	65
CIFC Funding 2014	2014	RF Q2-17 / RS Q1-18	0.0	0.0	$0	$229	$0	$229	NM	11.04%	2.77%	1.37%	3.16%	2,918	67
CIFC Funding 2014-III	2014	RF Q3-17 / RS Q4-18 / RS Q1-25	2.0	5.0	$35	$274	$15	$597	1787%	9.82%	1.97%	1.19%	3.23%	3,109	79
CIFC Funding 2014-IV	2018	RF Q1-17 / RS Q4-18/ RS Q4-21 / RF Q1-25	0.9	1.8	$90	$131	$78	$52	168%	5.30%	4.33%	1.00%	3.40%	2,870	97
CIFC Funding 2019-III	2019	RS Q3-21 / RS Q4-24	1.8	4.8	$98	$32	$83	$0	39%	3.58%	5.96%	1.27%	3.22%	2,649	98
CIFC Funding 2019-IV	2019	RS Q3-21	0.0	1.5	$291	$492	$357	$141	138%	5.62%	5.55%	1.43%	3.29%	2,790	99
CIFC Funding 2019-V	2019		0.0	1.8	$378	$619	$467	$156	133%	5.23%	5.55%	1.41%	3.27%	2,755	99
CIFC Funding 2020-I	2020	RS Q3-21	0.0	1.3	$293	$374	$341	$14	110%	6.59%	5.65%	1.42%	3.28%	2,794	98
CIFC Funding 2020-II	2020		0.0	1.6	$174	$318	$179	$136	178%	6.42%	5.48%	1.43%	3.27%	2,827	98
CIFC Funding 2020-IV	2021	RS Q4-24	1.7	4.8	$322	$0	$265	$0	0%	2.68%	5.92%	1.31%	3.25%	2,714	97
CIFC Funding 2021-III	2021		0.0	1.3	$276	$533	$360	$178	148%	6.16%	5.32%	1.40%	3.32%	2,838	97
CIFC Funding 2021-VI	2021		0.0	1.5	$224	$457	$287	$173	160%	5.93%	4.49%	1.40%	3.39%	2,837	95
CIFC Funding 2022-I	2022		0.0	2.0	$307	$510	$366	$151	139%	5.26%	5.59%	1.32%	3.26%	2,797	95
CIFC Funding 2022-VI	2022	RS Q3-24	1.5	4.5	$397	$170	$406	$13	42%	2.43%	5.53%	1.37%	3.25%	2,731	90
CIFC Funding 2023-I	2023		0.5	3.5	$282	$425	$337	$92	126%	2.04%	5.83%	1.70%	3.30%	2,702	91
CIFC Funding 2023-II	2023		0.7	3.8	$101	$186	$124	$65	150%	3.34%	5.52%	1.75%	3.40%	2,721	88
CIFC Funding 2025-II[2]	2025		2.0	5.0	$52	$0	$0	$0	NM	0.50%	5.50%	1.13%	3.21%	N/A	N/A
CSAM Madison Park XX[2]	2016		1.6	4.6	$211	$0	$0	$0	NM	7.90%	4.62%	1.39%	3.39%	2,924	69
CSAM Madison Park XXI	2016	RS Q4-19 / RF Q4-21	0.0	0.0	$82	$269	$86	$191	313%	8.67%	2.70%	1.36%	3.29%	2,897	73
CSAM Madison Park XXII	2016	RS Q4-24	1.8	4.8	$201	$0	$101	$0	0%	8.14%	4.88%	1.31%	3.32%	2,912	74
CSAM Madison Park XXXIV	2019	RS Q1-20 / RS Q3-24	1.5	4.5	$287	$734	$243	$488	302%	6.31%	5.84%	1.39%	3.33%	2,890	77
CSAM Madison Park XL	2013	RS Q2-17 / RF Q1-21	0.0	0.0	$187	$357	$220	$109	162%	13.92%	2.11%	1.25%	3.35%	3,020	57
CSAM Madison Park XLIV	2018	RF Q4-20 / RS Q2-24	1.3	4.3	$183	$290	$171	$124	169%	7.21%	4.66%	1.41%	3.39%	2,911	75
CSAM Madison Park XLVII	2020	RS Q1-24	1.1	4.1	$124	$243	$126	$119	192%	7.84%	4.94%	1.55%	3.37%	2,920	75
CSAM Madison Park LII	2021		0.0	1.8	$105	$256	$120	$145	212%	7.90%	2.96%	1.36%	3.34%	2,905	76
CSAM Madison Park LXII	2022		0.3	3.3	$79	$206	$96	$116	215%	9.20%	2.77%	1.85%	3.40%	2,981	72
CVC Cordatus Loan Fund XXXIII[2]	2024		1.2	4.2	$202	$0	$54	$0	0%	0.92%	5.17%	1.30%	3.87%	2,927	59
Eaton Vance 2015-1	2015		0.0	0.0	$0	$119	$0	$119	NM	15.92%	0.69%	1.39%	3.53%	3,313	57
Eaton Vance 2020-1	2020	RS Q3-24	1.4	4.5	$198	$510	$225	$283	226%	6.45%	5.27%	1.39%	3.21%	2,754	85
Eaton Vance 2020-2	2020	RS Q3-24	1.3	4.5	$337	$757	$365	$226	207%	6.00%	5.18%	1.38%	3.20%	2,707	83
Elmwood 3	2019		1.2	4.3	$128	$172	$168	$4	102%	5.18%	3.96%	1.39%	3.11%	2,691	88
Elmwood 14	2022	RS Q3-24	1.3	4.3	$187	$277	$216	$64	128%	4.64%	4.55%	1.39%	3.10%	2,677	87
Elmwood 17	2022		0.0	2.1	$136	$246	$174	$76	142%	5.04%	4.38%	1.32%	3.10%	2,683	89
Elmwood 21	2022		0.6	3.6	$62	$96	$80	$18	120%	4.33%	3.69%	1.65%	3.09%	2,647	87
First Eagle Lake Shore MM I	2019	RS Q2-21	0.0	0.0	$16	$0	$111	$0	0%	19.60%	-1.25%	1.98%	5.29%	3,691	45
First Eagle Wind River 2013-2	2013	RS Q4-17 / RF Q3-21	0.0	0.0	$0	$126	$0	$126	NM	11.56%	1.61%	1.26%	3.47%	3,046	44
First Eagle Wind River 2014-1	2014	RF Q1-17 / RS Q2-18	0.0	0.0	$0	$0	$0	$0	NM	10.59%	-1.35%	1.31%	3.43%	2,934	48

See the slide titled “Portfolio Details – Q1 2025” in the Appendix: Endnotes section of this presentation for footnotes.

ECC Supplemental Information[1]
Portfolio Details – Q1 2025 (Cont.)



CLO Equity Holdings (as of March 31, 2025)	Vintage	Refi/Reset/Call	Years Remaining in Non-Call Period	Years Remaining in Reinvestment Period	Income Accrued During Q1 2025	Cash Received During Q1 2025	Income Accrued During Q4 2024	Return of Capital in Q1 2025	Q1 Cash Received as % of Prior Qtr Accrual	CCC+ or Lower	Junior OC Cushion	Senior AAA Spread	Weighted Average Portfolio Spread	Weighted Average Rating Factor	Diversity Score
First Eagle Wind River 2014-3	2015	RF Q2-17 / RS Q3-18 / RF Q4-20	0.0	0.0	$0	$0	$0	$0	NM	12.27%	-0.24%	1.36%	3.35%	2,983	51
First Eagle Wind River 2017-1	2017	RF Q4-19 / RS Q1-21	0.0	1.0	$17	$303	$99	$221	307%	3.81%	2.13%	1.32%	3.16%	2,550	86
First Eagle Wind River 2017-3	2017	RS Q2-21	0.0	1.0	$21	$551	$130	$434	425%	3.52%	1.86%	1.41%	3.13%	2,507	86
First Eagle Wind River 2018-1	2018		0.0	0.0	$0	$340	$0	$340	NM	9.04%	3.97%	1.39%	3.39%	2,918	46
First Eagle Wind River 2019-2	2019	RS Q1-22	0.0	1.8	$136	$436	$233	$227	188%	4.20%	2.46%	1.35%	3.21%	2,564	86
First Eagle Wind River 2022-2	2022	RF Q2-24	0.2	2.3	$75	$282	$152	$158	185%	3.92%	0.90%	1.31%	3.19%	2,554	82
Generate 2	2015	RS Q3-24	1.4	4.4	$36	$42	$39	$0	109%	6.13%	4.27%	1.41%	3.33%	2,748	94
Generate 3	2016		0.7	3.8	$51	$97	$73	$31	133%	5.59%	3.90%	1.83%	3.34%	2,744	95
Generate 4	2016		1.3	4.3	$298	$410	$353	$60	116%	7.15%	4.54%	1.43%	3.33%	2,820	94
Generate 9	2021	RS Q4-24	1.8	4.8	$318	$155	$367	$0	42%	5.54%	4.90%	1.35%	3.28%	2,701	95
Generate 16[2]	2024		1.2	4.3	$348	$508	$147	$159	345%	3.37%	4.99%	1.55%	3.33%	2,643	92
Generate 17[2]	2024		1.4	4.6	$69	$0	$0	$0	NM	2.28%	5.01%	1.41%	3.30%	2,588	93
Greywolf IV	2019		0.0	1.0	$45	$217	$98	$126	221%	8.72%	0.99%	1.49%	3.11%	2,940	71
HarbourView VII	2018	RF Q1-17 / RS Q2-18	0.0	0.0	$0	$0	$0	$0	NM	18.40%	1.62%	1.39%	3.39%	3,512	50
Henley CLO XI[2]	2025		2.0	5.0	$2	$0	$0	$0	NM	1.44%	5.00%	1.20%	3.86%	N/A	N/A
HPS Aqueduct European 5-2020 M1 Note[2]	2020		0.0	1.1	$407	$688	$0	$617	NM	2.79%	5.59%	1.03%	3.81%	N/A	N/A
HPS Aqueduct European 5-2020 M2 Note[2]	2020		0.0	1.1	$437	$673	$0	$491	NM	2.79%	5.59%	1.03%	3.81%	N/A	N/A
Invesco 2022-2	2022		0.0	2.3	$404	$685	$446	$241	154%	7.21%	3.61%	1.45%	3.21%	2,722	86
Irradiant RAD 27[2]	2025		1.8	4.8	$293	$0	$0	$0	NM	0.00%	4.96%	1.33%	3.36%	2,744	79
KKR 36	2021		0.0	1.5	$118	$64	$145	$0	44%	10.33%	2.09%	1.44%	3.41%	3,025	82
KKR 37	2021	RS Q1-25	1.9	5.1	$249	$228	$581	$0	39%	10.91%	2.57%	1.17%	3.42%	2,957	83
LCM 38	2022		0.4	3.5	$186	$377	$234	$145	161%	4.48%	3.68%	1.76%	3.56%	2,905	94
Marathon VI	2014	RF Q2-17 / RS Q2-18	0.0	0.0	$0	$0	$0	$0	NM	N/A	N/A	N/A	N/A	N/A	N/A
MJX Venture 41	2021	RF Q2-24	0.1	0.8	$75	$175	$93	$83	188%	6.27%	3.15%	1.33%	3.66%	2,537	98
Morgan Stanley Eaton Vance 2023-19	2023		0.2	3.3	$73	$160	$81	$79	197%	5.66%	4.73%	1.96%	3.14%	2,662	86
Morgan Stanley Eaton Vance 2023-20	2023		0.8	3.8	$133	$234	$149	$86	157%	4.90%	4.40%	1.74%	3.24%	2,734	82
Muzinich 1988 CLO 1	2022	RS Q4-24	1.5	4.5	$323	$393	$239	$116	165%	2.90%	5.42%	1.36%	3.22%	2,432	91
Muzinich 1988 CLO 2	2023	RS Q1-25	2.0	5.0	$51	$599	$57	$540	1044%	0.54%	5.49%	1.21%	3.14%	2,303	80
Muzinich 1988 CLO 3	2023		0.5	3.5	$82	$235	$117	$123	201%	0.67%	5.39%	2.02%	3.19%	2,354	83
Muzinich 1988 CLO 4	2024		1.0	4.1	$181	$539	$230	$311	235%	0.00%	5.42%	1.65%	3.25%	2,324	80
Muzinich 1988 CLO 5	2024		1.2	4.3	$191	$771	$209	$257	369%	0.00%	5.50%	1.55%	3.34%	2,276	80
Muzinich 1988 CLO 6[2]	2025		2.0	5.0	$0	$0	$0	$0	NM	N/A	N/A	N/A	N/A	N/A	N/A
NY Life Flatiron 21	2021		1.6	4.6	$694	$1,394	$164	$1,073	849%	6.53%	4.72%	1.37%	3.11%	2,818	81
Octagon 26	2016	RS Q2-18	0.0	0.0	$0	$184	$0	$184	NM	10.91%	-0.19%	1.34%	3.41%	3,019	65
Octagon 27	2016	RS Q3-18 / RP Q3-20	0.0	0.0	$0	$213	$0	$213	NM	10.76%	-0.19%	1.37%	3.40%	2,999	66
Octagon 29	2016	RS Q2-24	1.2	4.3	$167	$388	$217	$186	179%	5.99%	4.68%	1.43%	3.32%	2,731	95
Octagon 37	2018		0.0	0.0	$0	$12	$0	$12	NM	11.12%	0.06%	1.33%	3.29%	2,949	64
Octagon 44	2019	RS Q3-21	0.0	1.5	$6	$395	$48	$357	815%	8.80%	0.84%	1.44%	3.30%	2,846	95
Octagon 45	2019		0.0	2.0	$295	$767	$377	$402	204%	8.16%	2.02%	1.34%	3.34%	2,833	95
Octagon 46	2020	RS Q3-21	0.0	1.3	$137	$364	$199	$174	183%	8.65%	0.90%	1.42%	3.32%	2,817	95
Octagon 48	2020	RS Q4-24	1.5	4.8	$290	$363	$244	$200	149%	5.02%	5.34%	1.37%	3.21%	2,682	94
Octagon 50	2020	RS Q4-21	0.0	1.8	$140	$304	$193	$117	158%	9.11%	2.10%	1.41%	3.33%	2,803	95
Octagon 51	2021	RF Q1-25	0.9	1.3	$391	$700	$461	$250	152%	7.80%	4.07%	0.99%	3.25%	2,806	92
Octagon 55	2021		0.0	1.3	$132	$338	$155	$185	218%	6.49%	4.03%	1.41%	3.33%	2,849	95
Octagon 58	2022	RS Q1-25	2.0	5.0	$316	$636	$378	$266	168%	7.14%	3.01%	1.45%	3.34%	2,842	95
Octagon XIV	2012	RS Q2-17 / RF Q1-21	0.0	0.0	$0	$9	$0	$0	NM	24.05%	0.93%	1.51%	3.42%	3,455	45
Alcentra Shackleton 2019-XIV	2019		1.3	4.3	$520	$874	$560	$244	156%	2.55%	4.61%	1.40%	3.16%	2,626	90
Onex OCP 2021-22	2021	RS Q4-24	1.6	4.6	$150	$284	$154	$124	184%	2.55%	4.89%	1.35%	3.16%	2,609	92
Onex OCP 2022-24	2022		1.4	4.4	$81	$143	$59	$64	241%	1.98%	5.00%	1.38%	3.12%	2,569	91
Onex OCP 2023-26	2023	RS Q1-25	1.0	3.0	$53	$128	$54	$48	238%	1.69%	3.85%	1.08%	3.12%	2,594	91
Onex OCP 2023-30	2024		0.8	3.8	$141	$169	$172	$7	99%	0.96%	4.21%	1.76%	3.16%	2,579	91
Onex OCP Euro 2019-3	2019		0.0	0.3	$44	$76	$43	$34	180%	2.10%	4.83%	0.82%	3.86%	2,858	62
Onex OCP Euro 2022-6	2023		0.3	3.3	$31	$33	$35	$1	95%	2.87%	5.03%	1.70%	3.89%	2,897	N/A
Onex OCP Euro 2024-10	2024		0.9	4.1	$171	$0	$172	$0	0%	1.14%	5.36%	1.32%	3.90%	N/A	63
ORIX Signal Peak 8	2020		1.6	4.6	$1,016	$1,762	$216	$1,305	817%	4.77%	5.55%	1.41%	3.24%	2,722	90

See the slide titled "Portfolio Details – Q1 2025" in the Appendix: Endnotes section of this presentation for footnotes.



CLO Equity Holdings (as of March 31, 2025)	Vintage	Refi/Reset/Call	Years Remaining in Non-Call Period	Years Remaining in Reinvestment Period	Income Accrued During Q1 2025	Cash Received During Q1 2025	Income Accrued During Q4 2024	Return of Capital in Q1 2025	Q1 Cash Received as % of Prior Qtr Accrual	CCC+ or Lower	Junior OC Cushion	Senior AAA Spread	Weighted Average Portfolio Spread	Weighted Average Rating Factor	Diversity Score
Palmer Square CLO 2021-4	2021		0.0	1.5	$76	$172	$97	$76	178%	6.89%	5.09%	1.43%	3.20%	2,766	88
Prudential Dryden 53	2018		0.0	0.0	$0	$237	$0	$237	NM	7.29%	0.05%	1.38%	3.26%	2,914	84
Prudential Dryden 64	2018		0.0	0.0	$0	$87	$0	$87	NM	8.37%	-0.70%	1.23%	3.23%	2,903	81
Prudential Dryden 68	2019	RS Q3-21	0.7	1.3	$83	$193	$103	$95	188%	6.07%	1.96%	1.10%	3.12%	2,530	100
Prudential Dryden 76	2019	RS Q3-24	1.4	4.5	$177	$254	$212	$46	120%	4.88%	4.60%	1.37%	3.13%	2,480	99
Prudential Dryden 78	2020		1.0	4.0	$453	$700	$552	$156	127%	5.03%	3.45%	1.54%	3.10%	2,484	98
Prudential Dryden 85	2020	RS Q3-21 / RS Q2-24	1.3	4.3	$205	$286	$258	$38	111%	5.83%	4.53%	1.38%	3.13%	2,492	100
Prudential Dryden 88 Euro	2021		0.0	0.8	$13	$33	$16	$18	207%	6.52%	5.13%	0.85%	3.97%	2,883	56
Prudential Dryden 90	2021		0.0	1.9	$229	$346	$366	$42	94%	5.97%	1.86%	1.39%	3.14%	2,569	99
Prudential Dryden 94	2022	RS Q3-24	1.4	4.5	$228	$366	$289	$56	127%	4.89%	5.12%	1.36%	3.13%	2,492	98
Prudential Dryden 109	2022	RS Q1-25	2.0	5.0	$869	$781	$637	$150	123%	5.59%	5.35%	1.18%	3.14%	2,551	99
Regatta VII	2016		0.0	1.2	$32	$157	$49	$125	323%	5.20%	2.04%	1.42%	3.20%	2,772	90
Regatta XII[2]	2019		1.5	4.5	$441	$0	$145	$0	0%	4.20%	4.80%	1.39%	3.20%	2,709	90
Regatta XX	2021	RS Q1-25	1.8	4.8	$285	$258	$219	$19	118%	4.40%	5.32%	1.18%	3.18%	2,697	90
Regatta XXI	2021	RS Q4-24	1.5	4.7	$213	$266	$207	$61	128%	4.13%	5.23%	1.39%	3.19%	2,700	90
Regatta XXII	2022	RF Q4-24	0.6	2.3	$108	$127	$113	$10	112%	2.98%	5.39%	1.25%	3.18%	2,649	89
Regatta XXIV	2021	RS Q4-24	1.8	4.8	$169	$0	$161	$0	0%	4.56%	4.79%	1.32%	3.17%	2,724	90
Regatta XVII[2]	2020		1.5	4.5	$386	$1,029	$196	$760	525%	3.67%	4.56%	1.38%	3.21%	2,660	91
Rockford Tower 2019-1	2019		0.0	1.0	$115	$389	$179	$208	217%	8.35%	3.10%	1.38%	3.36%	2,758	88
Rockford Tower 2021-3	2021	RS Q4-24	1.7	4.7	$567	$0	$318	$0	0%	5.84%	5.03%	1.42%	3.29%	2,716	88
Rockford Tower 2022-3	2023	RS Q3-24	1.3	4.3	$117	$170	$143	$0	119%	5.39%	4.37%	1.44%	3.33%	2,749	85
Rockford Tower 2023-1	2023		0.6	2.6	$161	$195	$164	$33	119%	2.98%	5.25%	1.90%	3.33%	2,655	81
Rockford Tower 2024-2[2]	2024		1.6	4.6	$183	$0	$0	$0	NM	1.46%	5.26%	1.42%	3.50%	2,742	77
Sculptor European CLO XII[2]	2025		2.0	4.8	$217	$0	$0	$0	NM	0.00%	5.30%	1.30%	3.88%	N/A	N/A
Steele Creek 2018-1	2018		0.0	0.0	$0	$0	$0	$0	NM	12.44%	-0.03%	1.27%	3.38%	3,066	53
Steele Creek 2019-1	2019	RF Q3-21 / RF Q1-25	0.5	0.0	$0	$189	$0	$189	NM	8.82%	2.56%	1.18%	3.31%	2,689	68
Zais 3	2015	RS Q2-18	0.0	0.0	$0	$45	$0	$0	NM	19.67%	-1.87%	1.47%	3.93%	3,453	55
Zais 5	2016	RF Q1-21	0.0	0.0	$0	$0	$0	$0	NM	41.77%	-7.54%	N/A	4.72%	4,819	14
Zais 6	2017	RF Q2-21	0.0	0.0	$0	$16	$0	$0	NM	33.14%	-2.01%	N/A	4.18%	3,995	27
Zais 7	2017		0.0	0.0	$0	$0	$0	$0	NM	25.87%	-4.94%	1.55%	4.30%	3,984	41
ALM VIII	2013	RS Q4-16 / Called Q1-20	0.0	0.0	$0	$0	$0	$0	NM	N/A	N/A	N/A	N/A	N/A	N/A
Blackstone Bristol Park	2016	RF Q1-20 / Called Q1-25	0.0	0.0	$0	$4,163	$0	$4,163	NM	N/A	N/A	N/A	N/A	N/A	N/A
Carlyle GMS 2018-1	2018	Called Q1-24	0.0	0.0	$0	$0	$0	$0	NM	N/A	N/A	N/A	N/A	N/A	N/A
CIFC Funding 2015-III	2015	RS Q1-18 / Called Q1-25	0.0	0.0	$0	$262	$0	$262	NM	N/A	N/A	N/A	N/A	N/A	N/A
Cutwater 2015-I	2015	RS Q4-18 / Called Q3-24	0.0	0.0	$0	$0	$0	$0	NM	N/A	N/A	N/A	N/A	N/A	N/A
Marathon VII	2014	RF Q2-17 / Called Q2-24	0.0	0.0	$0	$0	$0	$0	NM	N/A	N/A	N/A	N/A	N/A	N/A
Marathon VIII	2015	RS Q3-18 / Called Q4-24	0.0	0.0	$0	$815	$0	$815	NM	N/A	N/A	N/A	N/A	N/A	N/A
Marathon X	2017	Called Q2-24	0.0	0.0	$0	$0	$0	$0	NM	N/A	N/A	N/A	N/A	N/A	N/A
Marathon XI	2018	Called Q3-24	0.0	0.0	$0	$0	$0	$0	NM	N/A	N/A	N/A	N/A	N/A	N/A
Marathon XII	2018	RF Q3-20 / Called Q4-24	0.0	0.0	$0	$188	$0	$140	NM	N/A	N/A	N/A	N/A	N/A	N/A
NY Life Flatiron 17	2017	Called Q3-24	0.0	0.0	$0	$18	$0	$18	NM	N/A	N/A	N/A	N/A	N/A	N/A
OFSI BSL VIII	2017	RF Q1-21 / Called Q4-24	0.0	0.0	$0	$167	$0	$167	NM	N/A	N/A	N/A	N/A	N/A	N/A
Zais 9	2018	RP Q3-20 / Called Q2-24	0.0	0.0	$0	$0	$0	$0	NM	N/A	N/A	N/A	N/A	N/A	N/A
Total/Weighted Average[3]			1.0	3.5	$39,696	$72,188	$37,273	$37,709		4.94%	4.61%	1.37%	3.36%	2,754	85
Positions no longer held as of March 31, 2025					$0	$0	$0	$0							
Total including positions no longer held as of March 31, 2025					$39,696	$72,188	$37,273	$37,709							

See the slide titled "Portfolio Details – Q1 2025" in the Appendix: Endnotes section of this presentation for footnotes.

Portfolio Investments and Underlying Portfolio Characteristics



As of March 31, 2025, ECC's portfolio was invested across 238 CLO investments

Summary of ECC's Portfolio of Investments[1]



CLO Equity 79%
Cash 1%
Other 5%
Consumer ABS 6%
Regulatory Capital Relief 4%
Loan Accumulation Facilities 1%
CLO Debt 4%

Summary of Underlying Portfolio Characteristics[2]

	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024
Number of Unique Underlying Loan Obligors	1,931	1,895	1,792	1,780	1,793
Largest Exposure to an Individual Obligor	0.59%	0.54%	0.58%	0.64%	0.69%
Average Individual Loan Obligor Exposure	0.05%	0.05%	0.06%	0.06%	0.06%
Top 10 Loan Obligors Exposure	4.75%	4.77%	5.11%	5.02%	5.18%
Currency: USD Exposure	90.19%	92.19%	99.47%	99.42%	99.63%
Aggregate Indirect Exposure to Senior Secured Loans[3]	95.66%	95.86%	96.24%	95.66%	97.36%
Weighted Average Junior Overcollateralization (OC) Cushion	4.61%	4.51%	4.31%	4.20%	4.09%
Weighted Average Market Value of Loan Collateral	96.66%	97.72%	97.09%	96.83%	96.96%
Weighted Average Stated Loan Spread	3.36%	3.49%	3.54%	3.63%	3.74%
Weighted Average Loan Rating[4]	B+/B	B+/B	B+/B	B+/B	B+/B
Weighted Average Loan Maturity	4.7 years	4.7 years	4.6 years	4.6 years	4.5 years
Weighted Average Remaining CLO Reinvestment Period	3.5 years	3.4 years	3.0 years	2.7 years	2.5 years

See the slide titled "Portfolio Investments and Underlying Portfolio Characteristics" in the Appendix: Endnotes section of this presentation for footnotes.

29

ECC Supplemental Information
Obligor and Industry Exposures



As of March 31, 2025, ECC has exposure to 1,931 unique underlying borrowers across a range of industries

Top 10 Underlying Obligors[1]

Obligor	% Total
Ineos	0.6%
Virgin Media	0.5%
Calpine Construction	0.5%
Transdigm	0.5%
Tibco Software	0.5%
Cotiviti	0.5%
Asurion	0.5%
Mcafee	0.4%
Belron Finance	0.4%
Quikrete Holdings	0.4%
Total	**4.8%**

Top 10 Industries of Underlying Obligors[1,2]

Industry	% Total
Technology: Software & Services	11.7%
Health Care Providers & Services	5.5%
Hotels, Restaurants & Leisure	4.9%
Diversified Financial Services	4.6%
Media	4.4%
Professional Services	4.4%
Commercial Services & Supplies	4.3%
Chemicals	3.6%
Insurance	3.3%
Diversified Telecommunication Services	3.0%
Total	**49.7%**

Amounts shown are rounded, and therefore totals may not foot.
See the slide titled "Obligor and Industry Exposures" in the Appendix: Endnotes section of this presentation for footnotes.



Maturity Distribution of Underlying Obligors as of March 31, 2025[1]

Prior to 2027, only 2.6% of ECC's underlying loan portfolios mature

Year	% of Fund Exposure
2025	0.6%
2026	2.0%
2027	6.4%
2028	27.8%
2029	15.7%
2030	12.8%
2031	28.1%
2032+	6.7%

% of Fund Exposure (y-axis) — Underlying Loan Maturity (x-axis)

See the slide titled "Maturity Distribution of Underlying Obligors" in the Appendix: Endnotes section of this presentation for footnotes.

31



Selected
Market Data

Selected Market Data
Credit Fundamentals



Average Leverage Multiples of <u>Outstanding</u> Loans (Debt/EBITDA)[1]



Average Interest Coverage Multiples of <u>Outstanding</u> Loans (EBITDA/Interest)[1]



Average Leverage Multiples of <u>Newly Issued</u> Loans (Debt/EBITDA)[2]



Average Interest Coverage Multiples of <u>Newly Issued</u> Loans (EBITDA/Interest)[2]



Source: Pitchbook LCD. As of December 31, 2024.
See the slide titled "Credit Fundamentals" in the Appendix: Endnotes section of this presentation for footnotes.

Selected Market Data

Credit Fundamentals

Annual Revenue Change (YoY) for Below Investment Grade Companies[1]



9.1% 9.9% 8.9% 10.5% 9.3% 11.0% 13.5% 16.3% 12.4% 12.5% 13.6% 10.3% 6.3% 3.9% 5.4% 4.8% 7.2% 8.5% 6.2% 8.7% 10.0% 9.4% 9.6% 11.8% 13.6% 11.0% 9.3% 6.1% 4.5% 5.7% 4.2% 0.9% (13.1%) (2.6%) 2.7% 12.5% 27.2% 18.0% 16.7% 18.2% 15.4% 15.1% 11.7% 6.9% 4.3% 2.4% 3.0% 3.9% 2.2% 4.1% 4.3%
Revenue Growth % (YoY)
2Q12 3Q12 4Q12 1Q13 2Q13 3Q13 4Q13 1Q14 2Q14 3Q14 4Q14 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24

Annual EBITDA Change (YoY) for Below Investment Grade Companies[1]



12.2% 9.3% 8.3% 6.8% 6.1% 6.8% 8.8% 7.1% 8.8% 9.5% 10.2% 5.8% 7.1% 6.2% 7.0% 7.1% 5.8% 4.3% 5.2% (1.3%) 4.7% 5.8% 4.7% 9.3% 12.1% 13.3% 9.5% 2.7% 1.7% 2.5% 0.0% (9.5%) (22.7%) (1.5%) 4.9% 15.7% 20.9% 13.1% 7.8% 15.0% 11.2% 14.0% 4.8% 5.5% 2.4% 1.8% 3.1% 3.2% 3.8% 4.6% 2.3%
EBITDA Growth % (YoY)
2Q12 3Q12 4Q12 1Q13 2Q13 3Q13 4Q13 1Q14 2Q14 3Q14 4Q14 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24

Source: Pitchbook LCD. As of December 31, 2024.
See the slide titled "Credit Fundamentals" in the Appendix: Endnotes section of this presentation for footnotes.

Selected Market Data
Liquidity Considerations



- Secondary trading is conducted through BWICs ("Bids Wanted in Competition") and privately negotiated sales
- CLO debt and equity tranches typically settle electronically via DTC and trade on a T+1 basis

Annual CLO Trading Volume

($Billions)

Year	Non-Investment Grade Rated CLO Tranches	Investment Grade Rated CLO Tranches
2011	$15.3	$24.1
2012	$70.5	$35.4
2013	$36.6	$42.7
2014	$32.3	$47.7
2015	$39.1	$52.0
2016	$37.8	$52.2
2017	$42.1	$26.2
2018	$28.2	$45.7
2019	$36.1	$74.8
2020	$50.7	$133.9
2021	$61.3	$79.1
2022	$46.9	$153.5
2023	$40.5	$159.9
2024	$57.5	$144.5
2025 YTD	$12.6	$40.1

INSIGHT

There was over $185 billion of CLO trading volume annually on average over the last 5 years

Source: J.P. Morgan, FINRA reported CBO/CDO/CLO trading volume, Reg S transactions are not included. The total activity of the market is unpublished and although these numbers are not perfect, Eagle Point believes they are directionally accurate. As of March 31, 2025.



Appendix:
Endnotes

Appendix: Endnotes
Company and Adviser Overview



1. Combined market capitalization of ECC, ECCC, ECC PRD, ECCF, ECCU, ECCV, ECCW and ECCX is based on securities outstanding as of March 31, 2025 and closing market prices as of April 30, 2025. Market capitalization for periods after April 30, 2025 will vary based on stock price performance. Combined market capitalization also includes the principal value of the Company's 7.00% Series AA Convertible and Perpetual Preferred Stock and 7.00% Series AB Convertible and Perpetual Preferred Stock, which are not listed on an exchange.

2. Based on ECC's closing market price of $7.77 per share on April 30, 2025 and frequency and amount of current distributions most recently declared by the Company. To date, a portion of common stock distributions has been estimated to be a return of capital as noted under the Tax Information section on the Company's website. The actual components of the Company's distributions for US tax reporting purposes can only be finally determined as of the end of each fiscal year of the Company and are thereafter reported on Form 1099-DIV. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income." Future distributions may consist of a return of capital. **Not a guarantee of future distributions or yield.**

3. As of April 30, 2025. Professionals count includes employees of Eagle Point Credit Management LLC and certain of its affiliates.

4. As of March 31, 2025. AUM represents gross assets, inclusive of committed but undrawn capital, managed by Eagle Point Credit Management LLC and certain of its affiliates.

Appendix: Endnotes
ECC Highlights



1. The S&P UBS Leveraged Loan Index, formerly known as Credit Suisse Leveraged Loan Index (CSLLI), tracks the investable universe of the U.S. dollar-denominated leveraged loan market. Similarly, since 2001, from a total return perspective, the Morningstar LSTA U.S. Leveraged Loan Index experienced only three down full calendar years (2008, 2015 and 2022 with returns of -29.1%, -0.7% and -0.6%, respectively). The Morningstar LSTA U.S. Leveraged Loan Index is a market value-weighted index designed to measure the performance of the U.S. leveraged loan market based upon weightings, spreads and interest payments. You cannot invest directly in an index. See page 18.

2. Amount includes holdings of Eagle Point and its senior investment personnel as of March 31, 2025 (based on market values as of April 30, 2025).

Appendix: Endnotes
Cumulative Common Stock Distributions



1. Based on amount and frequency of regular distributions most recently declared by the Company.

2. As of March 31, 2025. To date, a portion of common stock distributions has been estimated to be a return of capital as noted under the Tax Information section on the Company's website. The actual components of the Company's distributions for U.S. tax reporting purposes can only be finally determined as of the end of each fiscal year of the Company and are thereafter reported on Form 1099-DIV. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income." Future distributions may consist of a return of capital. **Not a guarantee of future distributions or yield.**

Appendix: Endnotes
Securities Outstanding



1. Amount includes holdings of Eagle Point and its senior investment personnel as of March 31, 2025 (based on market values as of April 30, 2025).

2. Reflects securities outstanding as of March 31, 2025 and market prices as of April 30, 2025. Yield is shown to the stated maturity based on market prices as of April 30, 2025. If called prior to stated maturity, the yield could be adversely impacted. Series AA/AB Convertible Perpetual Preferred Stock are unlisted and price per share reflects a public offering price.

3. Based on ECC's closing market price of $7.77 per share as of April 30, 2025 and frequency and amount of regular distributions most recently declared by the Company. To date, a portion of common stock distributions has been estimated to be a return of capital as noted under the Tax Information section on the Company's website. The actual components of the Company's distributions for U.S. tax reporting purposes can only be finally determined as of the end of each fiscal year of the Company and are thereafter reported on Form 1099-DIV. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income." Future distributions may consist of a return of capital. **Not a guarantee of future distributions or yield.**

Appendix: Endnotes
Track Record: Common Stock Total Return and Price to Book Ratio



1. Total return is calculated as the percent change in the value of $10,000 invested in ECC common stock at the time of the Company's IPO and assumes that any dividends or distributions are reinvested at prices obtained by the Company's dividend reinvestment plan on the applicable payment date. Future results may vary and may be higher or lower than those shown. Returns do not reflect the deduction of taxes that a shareholder would pay on Company distributions or the sale of Company shares.

2. The S&P BDC Index is designed to track leading business development companies (BDCs) that trade on NYSE and NASDAQ and satisfy market capitalization and equity requirements. Although ECC is not a BDC, BDCs generally invest in high yielding credit investments, as does ECC. In addition, similar to ECC, BDCs generally elect to be classified as a regulated investment company under the U.S. Internal Revenue Code of 1986, as amended, which generally requires an investment company to distribute its taxable income to shareholders. You cannot invest directly in an index.

3. Price to book is calculated as price per share divided by book value per share, which for ECC, reflects management's reported estimate of book value for periods where final determined book values are not available. Future results may vary and may be higher or lower than those shown.

Appendix: Endnotes

ECC By The Numbers



1. Based on ECC's closing market price of $7.77 per share on April 30, 2025 and frequency and amount of current distributions most recently declared by the Company. To date, a portion of common stock distributions has been estimated to be a return of capital as noted under the Tax Information section on the Company's website. The actual components of the Company's distributions for US tax reporting purposes can only be finally determined as of the end of each fiscal year of the Company and are thereafter reported on Form 1099-DIV. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income." Future distributions may consist of a return of capital. **Not a guarantee of future distributions or yield.**

2. Since IPO date October 7, 2014 through March 31, 2025.

Appendix: Endnotes
Why Invest in CLO Equity?



1. This chart shows certain performance data for CLO 1.0 vintages. For this purpose, CLO 1.0 vintages are defined as U.S. broadly syndicated cash flow CLOs that were originated from 2002 to 2011. Information for later vintage CLOs is not as complete and is therefore not shown. The figures presented in this report do not reflect any projections regarding the returns of any investment strategy, and all returns earned on CLO investments will be reduced by any applicable expenses and management fees. Actual performance of a CLO investment will vary, and such variance may be material and adverse, including the potential for full loss of principal. In particular, ECC is only invested in CLOs issued after 2011 (the CLO 2.0 period), and no representation is being made with respect to the historical or future performance of such later issued CLOs. CLO investments involve multiple risks, including unhedged credit exposure to companies with speculative-grade ratings, the use of leverage, and pricing volatility. The analysis was prepared by Eagle Point based on its proprietary analysis of data sourced from Intex, Bloomberg, Moody's Investors Service, and proprietary CLO Manager presentations. While the data and information contained in this report have been obtained from sources that Eagle Point considers reliable, Eagle Point has not independently verified all such data and does not represent or warrant that such data and information are accurate or complete, and thus they should not be relied upon. In addition, for purposes of this analysis, IRRs were calculated at the CLO level net of all CLO-related expenses, and some of such IRRs have certain inherent limitations as they are calculated based on certain underlying assumptions, which may under or over compensate for the impact, if any, of certain market factors and financial risks, such as lack of liquidity, macroeconomic factors, and other similar factors. The IRR calculations assume an initial cash investment equal to the par balance of the equity tranche. For redeemed CLOs, the equity IRR is based on reported Intex cash flows or manager reported realized returns where Intex data was not available. For active CLOs, the equity IRR is based on reported Intex cash flows and assumes a terminal equity value equal to the CLO's NAV as of November 2, 2017. Such assumptions may not be reflective of actual market conditions in the past, present, or future. Additional information relating to this analysis is available upon request.

2. The Adviser expects CLO equity to provide some measure of protection against rising interest rates when the applicable benchmark rate is greater than the benchmark rate floor on a CLO's underlying assets (which can typically range from 0.00% to 1.00% depending on the loan). However, CLO equity is also subject to other forms of interest rate risk.

Appendix: Endnotes

CLOs are Securitizations of a Portfolio of Senior Secured Loans



1. Since a CLO's indenture typically requires that the maturity dates of a CLO's assets (typically 5 to 7 years from the date of issuance of a senior secured loan) be shorter than the maturity date of the CLO's liabilities (typically 12 to 13 years), CLOs generally do not face refinancing risk on the CLO debt. However, CLO investors do face reinvestment risk with respect to a CLO's underlying portfolio. In addition, in most CLO transactions, CLO debt investors are subject to prepayment risk in that the holders of a majority of the equity tranche can direct a call or refinancing of a CLO, which would cause the CLO's outstanding CLO debt securities to be repaid at par.

Appendix: Endnotes
Senior Secured Loans are the Raw Materials of CLOs



1. The Adviser expects CLO equity to provide some measure of protection against rising interest rates when the applicable benchmark rate is greater than the benchmark rate floor on a CLO's underlying assets (which can typically range from 0.00% to 1.00% depending on the loan). However, CLO equity is also subject to other forms of interest rate risk.

2. Loan-to-value ratio is typically based on market values as determined in an acquisition, by the public in the case of publicly traded companies, or by private market multiples and other valuation methodologies in the case of private companies.

3. The illustrative borrowers shown may not reflect a meaningful part of the portfolios of our CLO investments and have been selected to provide context regarding the general types of borrowers of U.S. senior secured loans. Most of such borrowers are not as recognizable to the public as those shown.

4. Source: S&P Default, Transition, and Recovery: U.S. Recovery Study: Loan Recoveries Persist Below Their Trend. Published December 15, 2023. Mean Recovery Rate from 1973 – 2023.

Appendix: Endnotes

The CLO Market is Large and Important to the Loan Market



1. Source: Pitchbook LCD. As of March 31, 2025.

2. Source: Refinitiv Leveraged Loan Monthly. As of March 31, 2025.

3. Represents Compound Annual Growth Rate (CAGR) for the periods shown.

4. Source: JP Morgan as of March 31, 2025.

Appendix: Endnotes
The Spread in Loan Market Remains at High End of Historical Range



1. The S&P UBS Leveraged Loan Index, formerly known as CSLLI, launched January 31,1992 and tracks the investable universe of the US dollar-denominated leveraged loan market. Similarly, since 2001, from a total return perspective, the Morningstar LSTA US Leveraged Loan Index experienced only three down years (2008, 2015 and 2022 with returns of -29.1%, -0.7% and -0.6%, respectively). The Morningstar LSTA US Leveraged Loan Index is a market value-weighted index designed to measure the performance of the U.S. leveraged loan market based upon weightings, spreads and interest payments. You cannot invest directly in an index.

Appendix: Endnotes
Quarterly Snapshot Trend



1. The information contained herein is unaudited. The information shown is derived from the Company's 2024 Semiannual Report, 2024 Annual Report, interim quarterly unaudited financial statements and/or other related financial information.

2. Cash distributions include funds received from CLOs called (which includes a return of the Company's remaining invested capital in the applicable CLOs).

3. Amounts represent cash received during the period noted. Such amounts may represent income recorded in a previous period.

4. Excludes interest expense, distributions on the 6.75% Series D Perpetual Preferred Stock, distributions on 7.00% Series AA/AB Convertible Perpetual Preferred Stock (collectively with the 6.75% Series D Perpetual Preferred Stock, the "temporary equity"), management fees, incentive fees, excise tax expense or refund and non-recurring upfront expenses associated with the offerings.

5. Dollar amounts are per share of common stock and are based on a daily weighted average of shares of common stock outstanding for the period.

Appendix: Endnotes
Income Statement and Balance Sheet Highlights



1. The information contained herein is unaudited. The information shown is derived from the Company's 2024 Semiannual Report, 2024 Annual Report, interim quarterly unaudited financial statements and/or other related financial information.

2. Dollar amounts are per share of common stock and are based on a daily weighted average of shares of common stock outstanding for the period.

3. Q4 2024 results include non-recurring upfront expenses associated with offering of 7.75% Unsecured Notes due 2030. Q1 2024 results include non-recurring upfront expenses associated with the offering of 8.00% Series F Term Preferred Stock.

4. Cash distributions include funds received from CLOs called (which includes a return of the Company's remaining invested capital in the applicable CLOs).

5. "Recurring Portfolio Cash Distributions Received" include quarterly distributions from CLO equity, CLO debt investments and other non-CLO assets and distributions from loan accumulation facilities in excess of capital invested and exclude funds received from CLOs called. Such distributions will vary from period to period and may be adversely affected by developments in the market. No representation is being made that such distributions will continue in the future at the same levels or at all, and nothing herein constitutes a guarantee of future distributions.

6. Includes operational and administrative expenses, interest expense, distributions on the temporary equity, as well as non-recurring expenses mentioned in note 3 above.

7. Distributions and amortization of offering costs on temporary equity was $0.01 per daily weighted average common share for Q1 2024 and Q2 2024 and is not reflected in the table.

8. To date, a portion of common stock distributions has been estimated to be a return of capital as noted under the Tax Information section on the Company's website. The actual components of the Company's distributions for U.S. tax reporting purposes can only be finally determined as of the end of each fiscal year of the Company and are thereafter reported on Form 1099-DIV. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income." Future distributions may consist of a return of capital. Amounts do not reflect special distributions paid to shareholders. **Not a guarantee of future distributions or yield.**

Appendix: Endnotes

Distribution and Expense Coverage



1. The information contained herein is unaudited. The information shown is derived from the Company's 2024 Annual Report, 2024 Semiannual Report, interim quarterly unaudited financial statements and/or other related financial information and is a graphical presentation for information previously provided on page 23.

2. Dollar amounts are per share of common stock and are based on a daily weighted average of shares of common stock outstanding for the period.

3. "Recurring Portfolio Cash Distributions Received" include quarterly distributions from CLO equity, CLO debt investments and other non-CLO assets and distributions from loan accumulation facilities in excess of capital invested and exclude funds received from CLOs called. Such distributions will vary from period to period and may be adversely affected by developments in the market. No representation is being made that such distributions will continue in the future at the same levels or at all, and nothing herein constitutes a guarantee of future distributions.

4. Includes operational and administrative expenses, interest expense and distributions on the temporary equity. Q4 2024 results include non-recurring upfront expenses associated with offering of 7.75% Unsecured Notes due 2030. Q1 2024 results include non-recurring upfront expenses associated with the offering of 8.00% Series F Term Preferred Stock.

5. To date, a portion of common stock distributions has been estimated to be a return of capital as noted under the Tax Information section on the Company's website. The actual components of the Company's distributions for U.S. tax reporting purposes can only be finally determined as of the end of each fiscal year of the Company and are thereafter reported on Form 1099-DIV. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income." Future distributions may consist of a return of capital. Amounts do not reflect special distributions paid to shareholders. **Not a guarantee of future distributions or yield.**

Appendix: Endnotes
Portfolio Details – Q1 2025



1. The information contained herein is unaudited. The information shown is derived from the Company's 2024 Semiannual Report, 2024 Annual Report, interim quarterly unaudited financial statements and/or other related financial information, CLO trustee reports, custody statements and/or other information received from CLO collateral managers. Excludes CLO debt, loan accumulation facilities and non-CLO investments. Dollar amounts in thousands.

2. As of March 31, 2025, the CLO either had not reached its first payment date or, in the case of secondary purchases, had not made a payment since the Company owned the security.

Appendix: Endnotes
Portfolio Investments and Underlying Portfolio Characteristics



1. The summary of portfolio investments and cash shown is based on the estimated fair value of the underlying positions and cash net of pending trade settlements as of March 31, 2025. Excludes restricted cash.

2. The information presented herein is on a look-through basis to CLO equity held by the Company as of the period ends noted (except as otherwise noted) and reflects the aggregate underlying exposure of the Company based on the portfolios of those investments. The data is estimated and unaudited and is derived from CLO trustee reports received by the Company relating to the period ends noted above and from custody statements and/or other information received from CLO collateral managers and other third party sources. Information relating to the market price of the underlying collateral is as of month end; however, with respect to other information shown, depending on when such information was received, the data may reflect a lag in the information reported. As such, while this information was obtained from third party data sources, period end trustee reports and similar reports, other than the market price, it does not reflect actual underlying portfolio characteristics as of the period ends noted above, and this data may not be representative of current or future holdings. The weighted average remaining reinvestment period information is based on the fair value of CLO equity investments held by the Company at the end of the reporting periods.

3. The Company obtains exposure in underlying senior secured loans indirectly through CLOs.

4. Credit ratings shown are based on those assigned by Standard & Poor's Rating Group, or "S&P," or, for comparison and informational purposes, if S&P does not assign a rating to a particular obligor, the weighted average rating shown reflects the S&P equivalent rating of a rating agency that rated the obligor provided that such other rating is available with respect to a CLO equity or related investment held by us. In the event multiple ratings are available, the lowest S&P rating, or if there is no S&P rating, the lowest equivalent rating, is used. The ratings of specific borrowings by an obligor may differ from the rating assigned to the obligor and may differ among rating agencies. For certain obligors, no rating is available in the reports received by the Company. Such obligors are not shown in the graphs and, accordingly, the sum of the percentages in the graphs may not equal 100%. Ratings below BBB- are below investment grade. Further information regarding S&P's rating methodology and definitions may be found on its website (www.standardandpoors.com). This data includes underlying portfolio characteristics of the Company's CLO equity.

Appendix: Endnotes
Obligor and Industry Exposures



1. The information presented herein is on a look-through basis to the CLO equity held by the Company as of March 31, 2025 (except as otherwise noted) and reflects the aggregate underlying exposure of the Company based on the portfolios of those investments. The data is estimated and unaudited and is derived from CLO trustee reports received by the Company relating to March 31, 2025 and from custody statements and/or other information received from CLO collateral managers and other third party sources. Information relating to the market price of underlying collateral is as of month end; however, with respect to other information shown, depending on when such information was received, the data may reflect a lag in the information reported. As such, while this information was obtained from third party data sources, March 2025 trustee reports and similar reports, other than the market price, it does not reflect actual underlying portfolio characteristics as of March 31, 2025, and this data may not be representative of current or future holdings.

2. Industry categories are based on the S&P industry categorization of each obligor as reported in CLO trustee reports to the extent so reported. Certain CLO trustee reports do not report the industry category of all of the underlying obligors and where such information is not reported, it is not included in the summary look-through industry information shown.

Appendix: Endnotes
Maturity Distribution of Underlying Obligors



1. The information presented herein is on a look-through basis to the CLO equity held by the Company as of March 31, 2025 (except as otherwise noted) and reflects the aggregate underlying exposure of the Company based on the portfolios of those investments. The data is estimated and unaudited and is derived from CLO trustee reports received by the Company relating to March 31, 2025 and from custody statements and/or other information received from CLO collateral managers and other third party sources. Information relating to the market price of underlying collateral is as of month end; however, with respect to other information shown, depending on when such information was received, the data may reflect a lag in the information reported. As such, while this information was obtained from third party data sources, March 2025 trustee reports and similar reports, other than the market price, it does not reflect actual underlying portfolio characteristics as of March 31, 2025 and this data may not be representative of current or future holdings.

Appendix: Endnotes
Credit Fundamentals



1. Data based on the average annual revenue and EBITDA change (YoY) for public issuers within the Morningstar LSTA US Leveraged Loan Index. As of December 31, 2024 , this included approximately $172 billion of outstanding loans. The Morningstar LSTA US Leveraged Loan Index is a market value-weighted index designed to measure the performance of the U.S. leveraged loan market based upon weightings, spreads and interest payments. You cannot invest directly in an index.

2. Data based on the average point-in-time leverage and interest coverage multiples of newly issued large corporate loans during the period and does not reflect their ongoing financial performance.



Eagle Point Credit Company Inc.
600 Steamboat Road, Suite 202
Greenwich, CT 06830
www.EaglePointCreditCompany.com

Prosek
IR@eaglepointcredit.com
(203) 340 8510